
September 10, 2013

Via E-Mail
Mark Kalajzich
President and Chief Executive Officer
Tierra Gold Resources Inc.
Cnr Stirling Hwy & Fairlight
St Mosman Park, Western Australia 6012, Australia

      Re: **Tierra Gold Resources Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed August 28, 2013
              Preliminary Information Statement on Schedule 14C
              Filed June 26, 2013
              Response dated July 29, 2013
              File No. 000-53462

Dear Mr. Kalajzich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the revised disclosure regarding "formal written consent to fully comply with the securities laws." We also note the statement that you are seeking consents for actions "previously undertaken by the company with the required consent of shareholders." Please advise us if consents meeting the relevant state-law requirements were obtained without filing a Schedule 14C.

<u>Security Ownership of Certain Beneficial Owners and Management, page 4</u>

2. Please revise your beneficial ownership table to disclose the natural persons with sole or shared voting and/or investment power over the shares held by Aviador Corporation Pty. Ltd.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Karim Lalani, Esq.